Exhibit 99.2

THIS DOCUMENT AND THE ENCLOSED PROXY FORM ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the contents of this document and/or as to what action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor duly authorised under the Financial Services and Markets Act 2000 (as amended) who are specialists in advising in connection with shares and other securities if you are a resident of the United Kingdom or, if not, from another appropriately authorised independent advisor.

If you have sold or otherwise transferred all of your holding of ordinary shares in 4D pharma plc, you should forward this document and the accompanying proxy form as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. Such documents should not, however, be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of ordinary shares in the Company, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected immediately.

This Document should be read as a whole. Your attention is drawn to the letter from the Administrator which is set out in Part I of this Document and which sets out the consequences if the Resolutions to be proposed at the General Meeting are not passed.

No prospectus is required in accordance with the Prospectus Regulation in connection with the Fundraising. The term “Prospectus Regulation” means Regulation (EU) 2017/1129 to the extent having the force of law in the United Kingdom.

This Document does not comprise an admission document under the AIM Rules and the London Stock Exchange has not itself examined or approved the contents of this Document. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the United Kingdom Listing Authority. The rules of AIM are less demanding than those of the Official List. It is emphasised that no application is being made for admission of the New Shares to the Official List.

4D PHARMA PLC (IN ADMINISTRATION)

(Incorporated and registered in England and Wales with registered no. 08840579)

PRIVATE PLACEMENT OF

208,333,333 NEW ORDINARY SHARES AND/OR

217,391,304 PRE-PAYMENT WARRANTS

NOTICE OF GENERAL MEETING

James Richard Clark and David John Pike (the “Joint Administrators”), both of Interpath Limited, 9th Floor, 10 Fleet Place, London, EC2M 7RB, have signed this Document in their capacity as joint administrators of 4D Pharma Plc (in administration) and neither they nor their firm, partners or employees shall incur any personal liability whatsoever in respect of any of the contents or representations set out in this Document or any of its enclosures; or in respect of any failure on the part of the Company to observe, perform or comply with any obligations pursuant to this Document or any of its enclosures or the outcomes of the General Meeting as set forth below; or under or in relation to any associated arrangements or negotiations; or under any document or assurance made pursuant to or in connection with this Document or any of its enclosures. The release, publication or distribution of this Document in jurisdictions other than the United Kingdom may be restricted by applicable laws or regulations and this Document does not form part of any offer or invitation to sell or issue or the solicitation of any offer to purchase securities of the Company in any jurisdiction. Persons in jurisdictions other than the United Kingdom into whose possession this Document comes should inform themselves about and observe any such applicable legal or regulatory requirements in such jurisdiction. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

None of the New Ordinary Shares, the Warrants or the securities issuable on the exercise of the Warrants have been, or will be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or under the securities legislation of any state of the United States. The New Ordinary Shares and the Warrants may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state or local securities laws. The relevant clearances have not been, and will not be, obtained from the securities commission of any province or territory of Canada. No document in relation to the Fundraising has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission or the South African Financial Services Board, and no registration statement has been, or will be, filed with the Japanese Ministry of Finance in relation to the Fundraising or this Document. Accordingly, subject to certain exceptions the New Ordinary Shares and Warrants may not directly or indirectly be offered, sold, renounced, resold, taken up or delivered in or into the United States, Canada, Australia, Japan or South Africa or any other jurisdiction where it would be unlawful to do so (“Restricted Jurisdiction”) or offered to, sold to, renounced, taken up or delivered in favour of, or to, a person within the United States or a resident of Canada, Australia, Japan or South Africa or any other Restricted Jurisdiction. This Document is not for publication, release or distribution, directly or indirectly, in or into the United States or any Restricted Jurisdiction.

No person has been authorised to make any representations on behalf of the Company concerning the Fundraising which are inconsistent with the statements contained in this Document and any such representations, if made, may not be relied upon as having been authorised. No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document.

Notice of General Meeting of the Company, to be held at the offices of Pinsent Masons LLP at 1 Park Row, Leeds, LS1 5AB on 16 January 2023 at 9.00 a.m. (London time) (the “General Meeting”) is set out at the end of this Document.

If you require a hard copy form of proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group on +44 (0)371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

If you hold your Ordinary Shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the General Meeting by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than 9.00 a.m. on 14 January 2023. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

A copy of this Document will also be available on the Company’s website, www.4dpharmaplc.com.

Cautionary note regarding forward-looking statements

This Document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this Document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of the Company’s annual reports. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, the Market Abuse Regulation and/or the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update publicly or revise any forward- looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of the Company at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

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Contents

Expected Timetable of Principal Events		4

Key Statistics		5

Exchange Rates		6

Part I	Letter from the Joint Administrators of 4D pharma plc (in administration)	7

Part II	Additional Information	14

Part III	Definitions	18

Part IV	Notice of General Meeting	20

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Expected Timetable of Principal Events

Announcement of the Fundraising	30 December 2022

Publication of this Document	30 December 2022

Latest time and date for receipt of completed forms of proxy	9.00 a.m. on 14 January 2023

General Meeting	9.00 a.m. on 16 January 2023

Announcement of results of General Meeting	16 January 2023

Notes

1)	References to time in this Document are to London time unless otherwise stated.

2)	Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement through a Regulatory Information Service.

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Key Statistics

Number of Ordinary Shares in issue	180,300,967
Proceeds of the Fundraising (before expenses)	US$15,000,000
Proceeds of the Fundraising (net of estimated expenses)	US$14,712,000
Maximum number of New Ordinary Shares to be issued pursuant to the Subscription Agreement	208,333,333
Maximum number of Pre-Payment Warrants to be issued pursuant to the Subscription Agreement	217,391,304
Maximum number of Ordinary Shares to be issued on the conversion of the Loan and Subordinated Loan	207,541,667
Maximum number of Pre-Payment Warrants to be issued on the conversion of the Loan and Subordinated Loan	216,565,217
Proceeds of full exercise of Ordinary Warrants	£78,112,174
Percentage of enlarged ordinary share capital represented by the Fundraising and the conversion of the Loan and Subordinated Loan	70.65%
Percentage of enlarged ordinary share capital of enlarged ordinary share capital represented by the Fundraising, the conversion of the Loan and Subordinated Loan and exercise of all the Ordinary Warrants	87.84%

Notes

1	As at 28 December 2022, being the latest practicable date prior to the publication of this Document.

2	Excluding proceeds from the exercise of the Ordinary Warrants.

3	This figure is calculated on the basis of an exchange rate of US$1.20: £1.00 and an issue price of £0.06 per New Ordinary Share.

4	This figure is calculated on the basis of an exchange rate of US$1.20: £1.00 and an issue price of £0.0575 per Pre-Payment Warrant.

5	The Loan is not currently capable of conversion into Ordinary Shares, but amendments have been made to the Loan Agreement which mean that all or part of it may become convertible into Ordinary Shares and Pre-Payment Warrants, subject to Shareholder approval. The Subordinated Loan is capable of conversion where the Loan Agreement becomes convertible and is converted. The figure assumes conversion of entire principal amount and interest accrued on the Loan and Subordinated Loan up to the date of this Document at an issue price of £0.06 for Ordinary Shares and an issue price of £0.0575 for Pre-Payment Warrants in each case on the basis of an exchange rate of US$1.20: £1.00.

6	Assumes exercise of all Pre-Payment Warrants at £0.0025 with no cashless exercise and exercise of the maximum number of Ordinary Warrants issuable to Armistice under the Subscription Agreement and on conversion of the Loan Agreement and the Subordinated Loan with 50 per cent. of such Ordinary Warrants having an exercise price of £0.08 per share, and the other 50 per cent. of Ordinary Warrants having an exercise price of £0.10 per share with no cashless exercise.

7	Assumes conversion of the Loan and the Subordinated Loan into Ordinary Shares at a price of £0.06 per share and the exercise of all Pre-Payment Warrants with no cashless exercise.

8	Assumes conversion of all Ordinary Warrants with no cashless exercise.

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Exchange Rates

The rates of exchange used throughout this Document, unless otherwise stated, are US$1.20: £1.00 being the rate quoted at the beginning of the business day in the US on 28 December 2022 in the Wall Street Journal.

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Part I:

Letter from the Joint Administrators of 4D pharma plc (in administration)

4D pharma plc (in administration)

Registered in England and Wales with registered number 08840579

c/o Interpath Advisory 4th Floor Tailors Corner

Thirsk Row

Leeds LS1 4DP

30 December 2022

Dear Shareholder

Notice of General Meeting

1. Introduction

On 24 June 2022, 4D pharma plc was placed into administration and James Clark and David Pike of Interpath Advisory were appointed as joint administrators to 4D pharma plc. Trading of the Company’s Ordinary Shares on AIM was suspended on the same day. The Company was placed in administration by Oxford Finance who held approximately $13,216,482 of secured debt against the Company’s assets. On 7 October 2022, this debt was acquired by Armistice, a U.S. based specialist healthcare investor, with a view to converting the debt into equity alongside an equity investment to bring the Company out of administration.

As an intermediate step towards the Company looking to exit administration and seeking the lifting of the suspension of the Company’s Ordinary Shares on AIM, the Financing Package was offered by Armistice (with no input from the Joint Administrators). The equity component of the Financing Package is subject to Shareholder approval. Under the terms of the Financing Package, the Company and Armistice have agreed an amendment to the Loan Agreement which allowed a further $1,600,000 to be made available to the Company, a new Subordinated Loan Agreement (under which Duncan Peyton and Alex Stevenson act as lenders to the Company alongside Armistice) which allows an additional $600,000 to be made available to the Company and an equity fundraising totaling up to $15,000,000. Additionally, amendments have been made to the Loan Agreement which would allow outstanding amounts due to be convertible into Ordinary Shares and/or Pre-Payment Warrants (subject to Shareholder approval).

In order to access the Financing Package, the Company is required to convene and hold the General Meeting at which resolutions shall be put to Shareholders to obtain the requisite shareholder authorities and waivers to give the Board authority to allot the Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants contemplated by the Financing Package.

The purpose of this Document is to explain the background to and reasons for the Financing Package and to give the Shareholders notice of the General Meeting, at which the Resolutions will be put to Shareholders. For the avoidance of doubt, the Joint Administrators make no representations as to the likelihood of success of the Fundraising Package or Fundraising, or recommendations as to which voting intention you may wish to take at such General Meeting. Similarly, the Joint Administrators make no representations as to the likelihood that the suspension of the Ordinary Shares on AIM will be lifted.

If the Resolutions are not passed by the close of business on 20 January 2023, the conditions underlying the Financing Package will not be met and the Financing Package will not be secured by the Company. In the absence of the Fundraising, the Company has no other viable options and as no alternative sources of funding are available, the consequence of the Fundraising not being consummated would be that the Company would have to cease trading, and proceed to an insolvent liquidation of the Company yielding a zero (or a near zero) return to Shareholders.

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Certain terms used in this Document are defined in Part III of this Document.

2. Background to and reasons for the Fundraising

To exit administration, the Company will be required to pay down or otherwise settle all secured and unsecured creditors (the cost of this is estimated to be £2,140,189 as at the date of this Document), excluding those under the Loan Agreement and Subordinated Loan Agreement. The Company must also be able to show that it has sufficient working capital to last for at least 12 months. The additional capital from the Fundraising will provide a cash runway to enable the Company to continue to conduct its research and clinical activities as well as optimise the prospect of strategic partnerships across the key technology areas of the Micro Rx platform, in house manufacturing and clinical pipeline.

This strategy of funding the internal development of selected product candidates combined with the formation of strategic partnerships to utilise the Company’s enabling technology with the MicroRx platform and manufacturing capability is intended to balance the ongoing funding requirements for the Company by maximizing the value of the overall product portfolio.

The $15 million equity component of the Fundraising is subject to the Shareholders’ approval of the Resolutions, the Company’s exit from administration and the lifting of the suspension of the Ordinary Shares on AIM. The Resolutions will also allow for the conversion of the existing secured indebtedness into equity.

As soon as practicable following passing of the Resolutions at the General Meeting, the Joint Administrators intend to make an application to the court to be listed for a hearing on an urgent basis to approve the Company’s exit from administration. Provided the court approves the listing on an urgent basis, it is expected that the hearing will be within approximately two weeks of passing on the Resolutions. Should the court approve the exit from administration, the Joint Administrators will vacate office (and the Board of Directors will resume their full authority) following receipt and finalisation of the court order which would be expected to be within two days of the court hearing.

Shortly after the Company’s entry into administration, the Joint Administrators and the Directors engaged in extensive negotiations with a range of potential purchasers of the Company’s business and/or assets. Despite extensive due diligence and negotiation by the potential bidders (including between the respective parties’ legal advisers), all of the bids were withdrawn due to a number of reasons including timing, strategic fit and complexity of the transaction surrounding administration.

In the absence of the Fundraising, the Company has no other viable options and as no alternative sources of funding are available, the consequence of the Fundraising not being consummated would be that the Company would have to cease trading, and proceed to an insolvent liquidation of the Company yielding a zero (or a near zero) return to Shareholders.

3. Use of Proceeds

The net proceeds from the Fundraising will be used firstly to pay the expenses of the ongoing administration, including paying off its outstanding unsecured creditors positions (circa £2,140,189) and exiting administration, and secondly for funding the Company’s research and clinical activities and for general corporate purposes as outlined in section 2 above.

4. Details of the Loan Agreement, Subordinated Loan Agreement, Subscription Agreement, Pre-Payment Warrants and Ordinary Warrants

Loan Agreement

The Loan Agreement was amended on 3 December 2022 by way of an amendment letter, and further amended on 29 December 2022 by way of a further amendment letter (the “Amendment Letters”).

Under the terms of the Loan Agreement, the lender (originally Oxford Finance, now Armistice) provides the Company with term loans of $12,500,000 (further facilities provided for under the Loan Agreement of $7,500,000 and $10,000,000 were never drawn). This was amended by the Amendment Letters, which replaced the undrawn term loan facilities of $7,500,000 and $10,000,000 with a single term loan of $1,600,000 (each outstanding term loan being a “Loan”, together the “Loans”). The principal amount outstanding under the Loan Agreement as at 29 December 2022 (being the last practicable date prior to the publication of this Document) is $14,100,000.

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The terms of the Loan Agreement were amended by the Amendment Letters so that additional conditions precedent must be satisfied prior to the second loan of $1,600,000 being drawn. Additionally under the terms of the Loan Agreement (as amended by the Amendment Letter) on the Ordinary Shares returning from suspension on AIM, Armistice has the right to require that all or part of the amount outstanding under the Loans be converted into Ordinary Shares at £0.06 per Ordinary Share or Pre-Payment Warrants at £0.0575 per Pre-Payment Warrant (and that two Ordinary Warrants be issued for every Ordinary Share or Pre-Payment Warrant issued as part of the conversion provisions under the Amendment Letters). Under the terms of the Amendment Letters, interest under the Loan Agreement is not payable until 31 March 2024 and the Loans will not amortise until the Amortisation Date (which cannot be earlier than 31 March 2024).

If the Company completes a single raise of equity totaling $15,000,000 or more by way of an issue of Ordinary Shares (but excluding any amount raised pursuant to (i) an allotment of Ordinary Shares pursuant to the Subscription Agreement and/or (ii) an allotment of Ordinary Shares on the exercise subscription rights of Pre-Payment Warrants or Ordinary Warrants) while amounts remain outstanding under the Loan Agreement, Armistice shall be entitled to require the Company to make an immediate repayment of 50 per cent. of such amounts as remain outstanding (together with applicable interest).

The right to serve a notice of conversion is conditional on the passing of shareholder resolutions to give the Company the requisite authorities to allot and issue the Ordinary Shares, the Pre-Payment Warrants and the Ordinary Warrants. Only the Lender may serve a notice requesting a conversion of the Loans into shares. If having received the conversion notice the Company does not issue the Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants on the conversion date then it must repay the Loans that are the subject of the conversion notice.

If the full amount outstanding under the Loans were so converted, Armistice would be entitled to 207,541,667 Ordinary Shares and 415,083,334 Ordinary Warrants or 216,565,217 Pre-payment Warrants and 433,130,434 Ordinary Warrants.

Subordinated Loan Agreement

On 3 December 2022, the Company entered into a subordinated loan agreement (the “Subordinated Loan Agreement”) pursuant to which the Company was granted access to the Subordinated Loan. The lenders in connection with the Subordinated Loan are Armistice, Duncan Peyton and Alex Stevenson. Each of Duncan Peyton and Alex Stevenson committed to lend the Company $150,000 each, and Armistice committed to lend the Company $300,000, in each case subject to fulfillment of certain conditions. If all of the Loans under the Loan Agreement (as amended by the Amendment Letters) are subject to conversion in accordance with the terms of the Amendment Letters then the outstanding portion of the Subordinated Loan shall be converted on the same basis.

Further information on the Subordinated Loan Agreement is provided at paragraph 3 of Part II of this Document.

Subscription Agreement

On 3 December 2022, the Company and Armistice entered into an agreement, which was subsequently amended and restated on 29 December 2022 (the “Subscription Agreement”). Under the terms of the Subscription Agreement, Armistice has agreed to invest up to $15,000,000 for the purpose of subscribing for Ordinary Shares and / or Pre-Payment Warrants (the “Subscription”).

The Subscription is subject to a number of conditions, including the passing of the Resolutions.

Under the terms of the Subscription Agreement, Armistice has agreed that it will subscribe for Ordinary Shares and Pre-Payment Warrants as follows:

a.	$6,000,000 on the second business day following Admission;

9	This calculation assumes that the total amount outstanding under the Loans is $14,943,000 (including interest accrued up to the date of this circular) and that the prices for the Ordinary Shares and Pre-Payment Warrants are as follows: £0.06 per Ordinary Share and £0.0575 per Pre-Payment Warrant.

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b.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 60th day after the date of Admission;

c.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 30th day following the previous drawdown request (provided that the drawings under paragraphs (a) and (b) have been made); and

d.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 30th day following the previous drawdown request (provided that the drawings under paragraphs (a), (b) and (c) have been made).

For Ordinary Shares subscribed for under the Subscription Agreement, Armistice has agreed to pay a price of £0.06 per share. For Pre-Payment Warrants subscribed for under the Subscription Agreement, Armistice has agreed to pay a price of £0.0575 per warrant.

If the subscription obligations in the Subscription Agreement oblige the Armistice to subscribe for Ordinary Shares representing more than 9.9 per cent. of the enlarged issued share capital, Armistice will instead subscribe for Pre-Payment Warrants. Pre-Payment Warrants are exercisable at any time on payment of £0.0025.

Armistice will be allotted two Ordinary Warrants, for every one Ordinary Share or Pre-Payment Warrant that Armistice is allotted pursuant to the Subscription Agreement. One of the Ordinary Warrants so allotted shall entitle the holder to subscribe for one Ordinary Share at an exercise price of £0.08, and the other shall entitle the holder to subscribe for one Ordinary Share at an exercise price of £0.10.

Further information on the Subscription Agreement is provided at paragraph 4 of Part II of this Document.

Pre-Payment Warrants

The Pre-Payment Warrants will be constituted by the Pre-Payment Warrant Instrument.

Under the terms of the Pre-Payment Warrant Instrument, each Pre-Payment Warrant is capable of being exercised at any time after the date of grant until the Pre-Payment Warrant is exercised in full, save that no Ordinary Shares will be issued pursuant to the Pre-Payment Warrants which would result in any holder holding in excess of 4.99 per cent. of the aggregate voting rights in the Company as a result of the relevant exercise. This percentage limit may be increased or decreased in accordance with the provisions of the Pre- Payment Warrant Instrument up to a maximum of 9.99 per cent. The Pre-Payment Warrant exercise price is £0.0025, subject to certain adjustments.

The Pre-Payment Warrants will not be separately admitted to trading on AIM, but the Ordinary Shares which will arise following any valid exercise of Pre-Payment Warrants will be admitted to trading as part of the Company’s single class of shares admitted to trading on AIM or the relevant exchange on which the Company’s shares are traded at the time the Pre-Payment Warrants are exercised.

Further information on the Pre-Payment Warrants is provided at paragraph 5 of Part II of this Document.

Ordinary Warrants

As part of the Financing Package two Ordinary Warrants shall be allotted to Armistice in consideration for Armistice subscribing for every Ordinary Share or Pre-Payment Warrant subscribed pursuant to the Subscription Agreement or on conversion of the Loan or Subordinated Loan. The Ordinary Warrants will be constituted by the Ordinary Warrant Instrument.

Under the terms of the Ordinary Warrant Instrument, each Ordinary Warrant is capable of being exercised at any time after the date of grant until the fifth anniversary of the date of issue of the Ordinary Warrant, save that no Ordinary Shares will be issued pursuant to the Ordinary Warrants which would result in any person holding in excess of 4.99 per cent. of the aggregate voting rights in the Company as a result of the relevant exercise. This percentage limit may be increased or decreased in accordance with the provisions of the Ordinary Warrant Instrument up to a maximum of 9.99 per cent. 50 per cent. of the Ordinary Warrants so issued shall have an exercise price of £0.08, and the other 50 per cent. of the Ordinary Warrants so issued shall have an exercise price of £0.10.

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The Ordinary Warrants will not be separately admitted to trading on AIM, but the Ordinary Shares which will arise following any valid exercise of Ordinary Warrants will be admitted to trading as part of the Company’s single class of shares admitted to trading on AIM or the relevant exchange on which the Company’s shares are traded at the time the Ordinary Warrants are exercised.

Further information on the Ordinary Warrants is provided at paragraph 6 of Part II of this Document.

5. Information on Armistice

Armistice is a global, long/short, value-oriented and event-driven hedge fund focused primarily on the health care and consumer sectors. It invests predominantly in equities and can be opportunistic across the capital structure. It seeks to maximize the opportunity set of investment candidates allowing for the selection of unique, concentrated bets to generate uncorrelated returns. Armistice maintains significant position and portfolio level hedges in an effort to mitigate basis and market risks. Armistice views its strategy as the marriage of value and event and aims to produce compelling risk-adjusted returns in all markets.

6. Dilution

The Ordinary Shares to be allotted pursuant to the Fundraising and the conversion of the Loan and Subordinated Loan will represent 70.65 per cent. of the Company’s enlarged ordinary share capital.

The Ordinary Shares to be allotted pursuant to the Fundraising, conversion of the Loan and Subordinated Loan and exercise of all Ordinary Warrants will represent 87.84 per cent. of the Company’s enlarged ordinary share capital.

7. Additional Information

The attention of Shareholders is drawn to the additional information set out in Part II of this Document. Shareholders are advised to read the whole of this Document and not rely solely on the summary information presented in this letter.

8. Business of the General Meeting

The Directors do not currently have sufficient authorisation to allot the New Ordinary Shares, the Pre-Payment Warrants or the Ordinary Warrants pursuant to the Fundraising, nor to allot the Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants pursuant to the conversion of (or grant rights so to convert) the principal and interest due under the Loan Agreement and Subordinated Loan Agreement. Accordingly, the Board is seeking the approval of Shareholders for authorisation to allot such Ordinary Shares and Warrants and to disapply pre-emption rights in respect of such allotments at the General Meeting.

Notice of the General Meeting, which is on pages 22 to 24 of this document, sets out the items of business to be considered at the General Meeting. Explanatory notes on all the business to be considered at the General Meeting are set out below.

Resolutions 1 is proposed as an ordinary resolution. This means that, in order to be passed, more than half of the votes cast must be in favour of the resolution.

Resolution 2 is proposed as a special resolution. This means that, in order to be passed, at least three- quarters of the votes cast must be in favour of the resolution.

Ordinary resolution

Resolution 1 – Specific Authority to allot shares

Resolution 1 will, if approved, provide the Directors with authority to allot shares in the Company or to grant rights to subscribe for, or to convert any security into, shares in the Company. This authority is limited to the allotment of shares and grant of rights to subscribe for shares in connection with the conversion of the Loan and Subordinated Loan and the Subscription Agreement, the Pre-Payment Warrant Instrument and the Ordinary Warrant Instrument up to an aggregate nominal amount of £3,417,723.91 (representing approximately 722.05 per cent. of the Company’s issued ordinary share capital as at the date of the Notice of General Meeting).

10	The calculations in this section take into account interest accrued on the Loan and Subordinated Loan up to the date of this Document (where relevant) and assumes that all Pre-Payment Warrants and Ordinary Warrants are exercised in full.

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Special resolution

Resolution 2 – Disapplication of pre-emption rights

Resolution 2 will, if approved, provide the Directors with authority to allot equity securities (as defined in the Companies Act 2006) for cash and otherwise than to existing shareholders pro rata to their holdings. This authority is limited to the allotment of equity securities in connection with the conversion of the Loan and Subordinated Loan and the Subscription Agreement, Pre-Payment Warrant Instrument and Ordinary Warrant Instrument up to an aggregate nominal amount of £3,417,723.91 (representing approximately 722.05 per cent. of the Company’s issued ordinary share capital as at the date of the Notice of General Meeting).

9. Action To Be Taken

We encourage shareholders to attend the General Meeting, which will be held in person at 9.00 a.m. on 16 January 2023 at the offices of Pinsent Masons LLP at 1 Park Row, Leeds LS1 5AB. Any required changes to the arrangements of the General Meeting will be notified to shareholders through the Company’s website at www.4dpharmaplc.com.

Shareholders who do not attend in person are strongly encouraged to appoint the Chairman of the General Meeting, or someone else who is able to attend the General Meeting in person, as their proxy to cast the shareholder’s vote on their behalf. Details on how to do this are set out in the enclosed proxy form.

The business at the General Meeting will be curtailed to the formal business section only, with no wider presentations on business performance or question and answer session. There will be an opportunity to raise any questions at the General Meeting in person. If any shareholder has a question they would like to pose to the Board in advance of the General Meeting, this should be submitted by email to the Company at ir@4dpharmaplc.com by no later than close of business on 12 January 2023. All emails submitted to the Company should have in the subject line ‘General Meeting Question’ and your Investor Code which can be located on your share certificate. The Company will use its reasonable endeavours to respond to all emails received, save that the Company shall not be required to respond to any questions where (i) to do so would involve the disclosure of confidential information or inside information, (ii) the answer has already been given on the website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company to answer the question.

Whether you plan to participate in the General Meeting or not, Shareholders are strongly encouraged to submit their votes via proxy in respect of the business to be transacted at the General Meeting as early as possible.

To appoint a proxy you can:

a.	complete the enclosed proxy form in accordance with the notes set out in this Notice of General Meeting and return it (together with any power of attorney or other authority under which it is signed, or a certified copy of such item) to the Company’s registrar, Link Group, PXS1, Central Square, 29 Wellington Street, Leeds LS1 4DL. A self-addressed envelope is enclosed with this Document; or

b.	submit your instructions online by visiting the website of the Company’s registrar, Link Group, at www.signalshares.com; or

c.	if you hold your shares in CREST, you can submit an electronic proxy instruction to our registrar (ID: RA10) through the CREST system in accordance with the notes to the Notice of General Meeting and the CREST Manual.

It is recommended that shareholders appoint the Chairman of the Meeting as their proxy to ensure their votes are cast in accordance with their wishes.

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Forms of Proxy should be returned using the enclosed self-addressed envelope, or the electronic proxy instruction submitted, as soon as possible and in any event so as to be received by our registrar no later than 9.00 a.m. on 14 January 2023.

In the event that there is disruption to the postal service in the United Kingdom throughout January 2023, we would strongly suggest that any proxy appointments are made electronically.

10. Information for Holders of American Depositary Shares

If you hold ADSs representing ordinary shares, you may instruct JPMorgan Chase Bank N.A. as the depositary (the “Depositary”), either directly or through your broker, bank or other nominee, how to vote the ordinary shares underlying your ADSs. Please note that only holders of Ordinary Shares, and not ADS holders, are entitled to vote directly at the General Meeting. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the ADS record date for the General Meeting as 9 December 2022. If you wish to have your votes cast at the General Meeting, you must obtain, complete and return a voting instruction form from the Depositary, if you are a registered holder of ADSs, or from your broker, bank or other nominee in accordance with any instructions provided by them. Further information as to how to submit voting instructions are set out in the questions and answers in the Notice of General Meeting.

YOUR VOTE IS IMPORTANT. No matter how many ADSs you own, please submit your voting instruction form in accordance with the procedures described above.

11. Consequences of the Resolutions Failing to Pass

The Company’s current access to cash is reliant on funding advanced from Armistice. As is evident from the extensive sale process conducted by the Joint Administrators, alternative means of stabilising the capital structure of the Company and securing further funding are not available.

In the present circumstances, the consequence of the Fundraising not being consummated would be that the Company would have to cease trading, and proceed to an insolvent liquidation of the Company yielding a zero (or a near zero) return to Shareholders.

The Company’s exit from administration is not possible without sufficient commitments to the Company’s funding requirements in order for the Joint Administrators to conclude that the statutory purpose of the Company’s administration has been achieved. Cognizant of that legal threshold, Armistice have presented the Financing Package to the Company. The acceptance of the Financing Package and any other matters to which the General Meeting as proposed by the Notice seeks to authorise or discuss, is a shareholder matter and the Joint Administrators put forward no recommendations to the Shareholders as to the merits, economic value or appropriateness of such options available to the Company.

14. The Joint Administrators

The Joint Administrators have signed this letter in their capacity as joint administrators of 4D pharma plc (in administration) and neither they nor their firm, partners or employees shall incur any personal liability whatsoever in respect of any of the contents or representations set out in this letter or any of its enclosures; or in respect of any failure on the part of the Company to observe, perform or comply with any obligations pursuant to this letter or any of its enclosures or the outcomes of the General Meeting as set forth below; or under or in relation to any associated arrangements or negotiations; or under any document or assurance made pursuant to or in connection with this letter or any of its enclosures.

James Richard Clark

Joint Administrator

for and on behalf of the Joint Administrators, acting without personal liability

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Part II:

Additional information

1. Share Capital

The issued and fully paid up share capital of the Company as at 28 December 2022 (being the latest practicable date prior to the publication of this Document) was 180,300,967 Ordinary Shares. On the basis of the best information available to the Company, derived from the register of members as at 29 December 2022 (being the latest practicable date prior to the publication of this Document) and notifications of Shareholders’ voting rights received by the Company, the following investors are currently believed to have interests of 3 per cent. or more of the issued share capital of the Company:

	Number of issued Ordinary	Percentage of issued Ordinary Share
Shareholder	Shares	Capital
Hargreaves Lansdown Asset Management	28,885,947	16.03%
4D pharma plc Directors and related holdings	18,025,411	10.00%
Interactive Investor Trading	17,661,877	9.80%
Halifax Share Dealing	10,451,634	5.80%
Merck Sharp & Dohme LLC	8,315,023	4.61%
Barclays Bank	8,710,885	4.83%
AJ Bell Securities	7,065,960	3.92%
Fidelity	7,038,723	3.90%
American Depositary Shares
American Depositary Shares (ADSs) via JPMorgan Chase Bank N.A.	20,574,808	11.41%

2. Loan Agreement

The Loan Agreement was amended on 3 December 2022 by way of an amendment letter, and further amended on 29 December 2022 by way of a further amendment letter (the “Amendment Letters”).

Under the terms of the Loan Agreement, the lender (originally Oxford Finance Luxembourg S.A R.L, now Armistice) provides the Company and its wholly owned subsidiaries 4D Pharma Research Limited, 4D Pharma Cork Limited and 4D Pharma Delaware Inc with term loans of $12,500,000 (further facilities provided for under the Loan Agreement of $7,500,000 and $10,000,000 were never drawn). The Loan Agreement was amended by the Amendment Letters, which replaced the term loans of $7,500,000 and $10,000,000 with a single term loan of $1,600,000 (each outstanding term loan being a “Loan”, together the “Loans”). Under the Loan Agreement, the Company provides security to the lender in the form of collateral over the shares of its subsidiaries, property owned by the Company and all property and assets owned by its Scottish and Irish subsidiaries.

Under the Loan Agreement the Company provides security to the lender in the form of collateral over the shares of its subsidiaries, assets owned by the Company and the Company’s Scottish, Delaware and Irish subsidiaries provide security over all of their assets.

The Loans are to be used to fund the Company’s working capital requirements, although this purpose was amended by the Amendment Letters which allows the Loan for $1,600,000 to also be used to pay costs related to the Company’s administration.

The terms of the Loan Agreement were amended by the Amendment Letters so that additional conditions precedent must be satisfied prior to the loan of $1,600,000 being drawn. These conditions include that no major default is occurring (or would occur as a result of the borrowing) and that an administration plan and disbursement letter has been provided to the collateral agent appointed by the Loan Agreement.

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If the Company completes a single raise of equity totaling $15,000,000 or more by way of an issue of Ordinary Shares (but excluding any amount raised pursuant to (i) an allotment of Ordinary Shares pursuant to the Subscription Agreement and/or (ii) an allotment of Ordinary Shares on the exercise subscription rights of the Pre-Payment Warrants or the Ordinary Warrants) while amounts remain outstanding under the Loan Agreement, Armistice shall be entitled to require the Company to make an immediate repayment of 50 per cent. of such amounts as remain outstanding (together with applicable interest).

Additionally under the terms of the Loan Agreement (as amended by the Amendment Letters) on the Ordinary Shares being re-listed to AIM, Armistice has the right to require that all or part of the amount outstanding under the Loans be converted into Ordinary Shares or Pre-Payment Warrants (or a combination thereof). If such an election is made, Armistice shall be entitled to be allotted:

a.	Ordinary Shares at an issue price of £0.06; or

b.	Pre-Payment Warrants at a price of £0.0575 per Pre-Payment Warrant, such Pre-Prepayment Warrants to have an exercise price of £0.0025 per Ordinary Share; and

c.	in either case, two Ordinary Warrants for every Ordinary Share or Pre-Payment Warrant so issued, with 50 per cent. of such Ordinary Warrants having an exercise price of £0.08, and the other 50 per cent. of such Ordinary Warrants having an exercise price of £0.10.

The right to serve a notice of conversion is conditional on the passing of shareholder resolutions to give the Company the requisite authorities to allot and issue the Ordinary Shares, the Pre-Payment Warrants and the Ordinary Warrants. As at 28 December 2022 (being the last practicable date prior to the publication of this Document) the amount outstanding under the Loan Agreement is $14,943,000. Only the Lender may serve a notice requesting a conversion of the Loans into Ordinary Shares or Pre-Payment Warrants. If having received the conversion notice, the Company does not issue the Ordinary Shares on the conversion date then it must repay the Loans that are the subject of the conversion notice.

If the full amount outstanding under the Loans were so converted at a price of £0.06 per Ordinary Share or £0.0575 per Pre-Payment Warrant, Armistice would be entitled to 207,541,667 Ordinary Shares and 415,083,334 Ordinary Warrants or 216,565,217 Pre-payment Warrants and 433,130,434 Ordinary Warrants.

3. Subordinated Loan Agreement

On 3 December 2022, the Company entered into the Subordinated Loan Agreement pursuant to which the Company was granted access to an unsecured and subordinated loan of $600,000. The lenders in connection with the Subordinated Loan are Armistice, Duncan Peyton and Alex Stevenson. Each of Duncan Peyton and Alex Stevenson committed to lend the Company $150,000, and Armistice committed to lend the Company $300,000.

The Subordinated Loan Agreement refers to the Loan Agreement, with it being noted that no drawing may be made under the Subordinated Loan Agreement until the Amendment Letters have been signed and the Company has passed all requisite resolutions at a general meeting of its shareholders to give the board of the Company all necessary authorities and waivers to enable the issuance of Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants in accordance with the Loan Agreement.

If all of the Loans under the Loan Agreement (as amended by the Amendment Letters) are subject to conversion in accordance with the terms of the Amendment Letters then the outstanding Subordinated Loans shall be converted on the same basis.

The Subordinated Loan is non-amortising and is repayable 30 days after the maturity date of the Loans under the Loan Agreement (as amended by the Amendment Letters). Interest accrues on the same basis and is payable at the same time as under the Loan Agreement (as amended by the Amendment Letters).

The terms of the Subordinated Loan Agreement provide that the Subordinated Loan is unsecured, does not benefit from any corporate guarantees and is expressed to be subordinated to the Loans under the Loan Agreement.

11	This calculation assumes that the total amount outstanding under the Loans is $14,943,000 (including interest) and an exchange rate of US$1.20: £1.00.

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4. Subscription Agreement

Under the terms of the Subscription Agreement, Armistice has agreed to invest up to $15,000,000 for the purpose of subscribing for Ordinary Shares and / or Pre-Payment Warrants (the “Subscription”).

The Subscription is conditional upon:

a.	The requite authorities being passed by the Company’s shareholders to give the board of the Company all necessary authorities and waivers to enable the issuance of Ordinary Shares, the Pre-Payment Warrants and the Ordinary Warrants in accordance with the Subscription Agreement and the Loan Agreement;

b.	The Company exiting administration by no later than 8.00 a.m. (London time) on 14 February 2023;

c.	Admission being effective by no later than 8.00 a.m. (London time) on the business day falling two months following the exit from administration; and

d.	For each subscription other than the $6,000,000 funded on Admission, no liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer has been appointed over the Company.

Under the terms of the Subscription Agreement, Armistice has agreed that it will subscribe for Ordinary Shares and Pre-Payment Warrants as follows:

a.	$6,000,000 on the second business day following Admission;

b.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 60th day after the date of Admission;

c.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 30th day following the previous drawdown request (provided that the drawings under paragraphs (a) and (b) have been made); and

d.	$3,000,000 on the 3rd business day following a written request from the Company, which cannot be served earlier than the 30th day following the previous drawdown request (provided that the drawings under paragraphs (a), (b) and (c) have been made).

For Ordinary Shares subscribed for under the Subscription Agreement, Armistice has agreed to pay a price of £0.06 per Ordinary Share. For Pre-Payment Warrants subscribed for under the Subscription Agreement, Armistice has agreed to pay a price of £0.0575 per Pre-Payment Warrant.

If the subscription obligations in the Subscription Agreement oblige Armistice to subscribe for Ordinary Shares which will result in its shareholding representing more than 9.9 per cent. of the enlarged issued share capital, Armistice will instead subscribe for Pre-Payment Warrants.

Armistice will be allotted two Ordinary Warrants for every one Ordinary Share or Pre-Payment Warrant that Armistice acquires pursuant to the Subscription Agreement. One of the Ordinary Warrants so allotted shall entitle the holder to subscribe for one Ordinary Share at an exercise price of £0.08, and the other shall entitle the holder to subscribe for one Ordinary Share at an exercise price of £0.10.

5. Pre-Payment Warrants

Under the terms of the Pre-Payment Warrant Instrument, each Pre-Payment Warrant is capable of being exercised at any time after the date of grant until the Pre-Payment Warrant is exercised in full, save that no Ordinary Shares will be issued on the exercise of the Pre-Payment Warrants which would result in any holder holding in excess of 4.99 per cent. of the aggregate voting rights in the Company as a result of the relevant exercise. This percentage limit may be increased or decreased by the holder in accordance with the provisions of the Pre-Payment Warrant Instrument up to a maximum of 9.99 per cent. Armistice will pay the full exercise price of a Pre-Payment Warrant, less the sum of £0.0025 (being the nominal value of an Ordinary Share) on the allotment of the Pre-Payment Warrant. The Pre-Payment Warrant exercise price is £0.0025 per Ordinary Share, subject to certain adjustments (the “Exercise Price”).

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The Pre-Payment Warrant Instrument contains customary provisions for adjustments to the Exercise Price and the number of Ordinary Shares issuable upon exercise of the Pre-Payment Warrants in certain circumstances, including if the following events occur:

a.	If the Company, at any time while a Pre-Payment Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares, (ii) subdivides or consolidates its Ordinary Shares or (iii) issues by reclassification of Ordinary Shares any shares of capital stock of the Company.

b.	If at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares.

c.	If, at any time while a Pre-Payment Warrant is outstanding, there is a Fundamental Transaction, then Armistice shall have the right to exercise the Pre-Payment Warrant concurrent with, or following, the closing of the Fundamental Transaction and receive, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Ordinary Shares then issuable upon exercise in full of such Pre-Payment Warrant.

In certain circumstances, holders of Pre-Payment Warrants can require that the Company or any successor to the Company pays (to the extent lawful) to the holders, the value of the unexercised portion of the Pre- Payment Warrants as at the date of the Fundamental Transaction using the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Ordinary Shares of the Company in connection with the Fundamental Transaction. The value of the Pre-Payment Warrants will be determined in accordance with a Black-Scholes valuation provision.

The Pre-Payment Warrants may be exercised for cash but the Pre-Payment Warrant Instrument also contains provisions for cashless exercise of Pre-Payment Warrants. Under these provisions, a holder may exercise Pre-Payment Warrants in respect of a number of Ordinary Shares but only receive a lesser number of Ordinary Shares having a market value equal to the difference between the market value of the number of Ordinary Shares in respect of which Pre-Payment Warrants are exercised and the Exercise Price payable upon that exercise. On a cashless exercise, the holder of the Pre-Payment Warrants may be required to pay up the aggregate nominal value of the lesser number of Ordinary Shares that it receives.

6. Ordinary Warrants

Under the terms of the Ordinary Warrant Instrument, each Ordinary Warrant is capable of being exercised at any time after the date of grant until the Ordinary Warrant is exercised in full, save that no Ordinary Shares will be issued pursuant to the Ordinary Warrants which would result in any person holding in excess of 4.99 per cent. of the aggregate voting rights in the Company as a result of the relevant exercise. This percentage limit may be increased or decreased in accordance with the provisions of the Ordinary Warrant Instrument up to a maximum of 9.99 per cent. 50 per cent. of the Ordinary Warrants issued shall have an exercise price of £0.08, and the other 50 per cent. of the Ordinary Warrants issued shall have an exercise price of £0.10 (in each case, the “OW Exercise Price”).

The Ordinary Warrant Instrument contains customary provisions for adjustments to the OW Exercise Price and the number of Ordinary Shares issuable upon exercise of the Ordinary Warrants in certain circumstances, including if the following events occur:

a.	If the Company, at any time while the Ordinary Warrant is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions on Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares, (ii) subdivides or consolidates its Ordinary Shares or (iii) issues by reclassification of Ordinary Shares any shares of capital stock of the Company.

b.	If at any time the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares.

c.	If, at any time while the Ordinary Warrant is outstanding there is a Fundamental Transaction, then Armistice shall have the right to exercise the Ordinary Warrant concurrent with, or following, the closing of the Fundamental Transaction and receive, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Ordinary Shares then issuable upon exercise in full of the Ordinary Warrant.

d.	If the Company, at any time while the Ordinary Warrant is outstanding, sells, enters into an agreement to sell or grant any option to purchase, or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any offer, sale, grant or any option to purchase or other disposition) any Ordinary Shares or Ordinary Share Equivalents, at an effective price per share less than the OW Exercise Price then simultaneously with the consummation of this transaction, the OW Effective Price shall be reduced to this lower price.

In certain circumstances, holders of Ordinary Warrants can require that the Company or any successor to the Company pays (to the extent lawful) to the holders, the value of the unexercised portion of the Ordinary Warrants as at the date of the Fundamental Transaction using the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of Ordinary Shares of the Company in connection with the Fundamental Transaction. The value of the Ordinary Warrants will be determined in accordance with a Black-Scholes valuation provision.

The Ordinary Warrants may be exercised for cash but the Ordinary Warrant Instrument also contains provisions for cashless exercise of Ordinary Warrants. Under these provisions, a holder may exercise Ordinary Warrants in respect of a number of Ordinary Shares but only receive a lesser number of Ordinary Shares having a market value equal to the difference between the market value of the number of Ordinary Shares in respect of which Ordinary Warrants are exercised and the OW Exercise Price payable upon that exercise. On a cashless exercise, the holder of the Ordinary Warrants may be required to pay up the aggregate nominal value of the lesser number of Ordinary Shares that it receives.

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Part III:

Definitions

The following definitions apply throughout this document, unless the context requires otherwise:

“Act”	the Companies Act 2006

“Admission”	the listing of the Ordinary Shares on AIM being restored

“ADSs”	American Depositary Shares, each of which will consist of a fixed number of Ordinary Shares or a right to receive a fixed number of Ordinary Shares

“AIM”	a market operated by London Stock Exchange

“AIM Rules”	the AIM Rules for Companies, as published by London Stock Exchange from time to time

“Announcement”	the announcement released by the Company on 30 December 2022 related to the Fundraising

“Armistice”	Armistice Capital Master Fund Ltd

“Board” or “Directors”	the directors of the Company as at the date of this Document

“Company”	4d pharma plc (in administration), a company incorporated in England and Wales with registered number 08840579

“Crest”	the system for paperless settlement of trades in securities operated by Euroclear

“Depository”	JP Morgan Chase Bank N.A.

“Document”	this document which for the avoidance of doubt does not comprise a prospectus (under the Prospectus Regulation) or an admission document (under the AIM Rules)

“Euroclear”	Euroclear UK & International Limited

“Financing Package”	the Fundraising proposal as described in this Document

“Fundamental Transaction”	means (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50 per cent. or more of the outstanding Ordinary Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganisation or recapitalisation of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalisation, spin-off or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50 per cent. of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination)

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“Fundraising”	the private offering of the New Ordinary Shares and Pre-Payment Warrants

“General Meeting”	the general meeting of Shareholders to be held at the offices of Pinsent Masons LLP at 1 Park Row, Leeds, LS1 5AB at 9.00 a.m. (London time) on 16 January 2023, notice of which is set out in Part IV of this Document, or any reconvened meeting following any adjournment thereof

“Loans”	the loans of $12,500,000 and $1,600,000 made to the Company pursuant to the Loan Agreement

“Loan Agreement”	the loan and security agreement entered into on 29 July 2021 between, inter alia, the Company, 4D Pharma Research Limited, 4D Pharma Cork Limited and 4D Pharma Delaware Inc (as borrowers) and Oxford Finance Luxembourg S.À.R.L (as lender), which was subsequently assigned to Armistice on 7 October 2022

“London Stock Exchange”	London Stock Exchange plc

“New Ordinary Shares”	the Ordinary Shares to be issued pursuant to the Fundraising

“Notice”	the notice of the General Meeting to be set out in Part IV of this Document

“Ordinary Shares”	ordinary shares of £0.0025 each in the capital of the Company

“Ordinary Share Equivalents”	means any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares

“Ordinary Warrants”	warrants constituted by the Ordinary Warrant Instrument

“Ordinary Warrant Instrument”	the ordinary warrant deed appended to the Subscription Agreement

“Oxford Finance”	Oxford Finance Luxembourg S.ÀR.L

“Pre-Payment Warrants”	warrants constituted by the Pre-Payment Warrant Instrument

“Pre-Payment Warrant Instrument”	the pre-payment warrant deed appended to the Subscription Agreement

“Resolutions”	the ordinary resolution and special resolution to be proposed at the General Meeting, as set out in the notice of General Meeting in Part IV of this Document

“Shareholders”	holders of Ordinary Shares

“Singer Capital Markets”	Singer Capital Markets Securities Limited

“Subordinated Loan”	the unsecured and subordinated loan of $600,000 lent to the Company pursuant to the Subordinated Loan Agreement

“Subordinated Loan Agreement”	the subordinated loan agreement dated 3 December 2022 between, inter alia, the Company (as borrower) and Armistice, Duncan Peyton and Alex Stevenson (as lenders).

“Warrants”	the Pre-payment Warrants and the Ordinary Warrants

All references in this Document to “£”, “pence” or “p” are to the lawful currency of the United Kingdom, and all references to “US$” or “$”are to the lawful currency of the United States.

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Part IV:

Notice of General Meeting

4D pharma plc (in administration)

(incorporated and registered in England and Wales with registered number 08840579)

Notice is hereby given that the General Meeting of 4D pharma plc will be held at the offices of Pinsent Masons LLP at 1 Park Row, Leeds LS1 5AB, at 9.00 a.m. on 16 January 2023 for the purpose of considering and, if thought fit, passing the following resolutions, of which resolution 1 will be proposed as an ordinary resolution and resolution 2 will be proposed as a special resolution.

Ordinary resolution

1.	THAT the Directors are authorised for the purpose of s551 Companies Act 2006 to exercise all powers of the Company to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company up to a maximum aggregate nominal amount of £3,417,723.91 in connection with the conversion of the Loan and the Subordinated Loan and the allotment of Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants pursuant to the Subscription Agreement, the Pre-Payment Warrant Instrument and the Ordinary Warrant Instrument (as such terms are defined in the circular to shareholders dated 30 December 2022 (the “Fundraising”).

This authority shall expire (unless previously renewed, varied or revoked) on the fifth anniversary of the passing of this resolution but so that the Company may make offers and enter into agreements before that expiry which would, or might, require shares to be allotted, or rights to subscribe for or to convert any security into shares to be granted, after that expiry and the Directors may allot shares, or grant rights to subscribe for or to convert any security into shares, pursuant to any of those offers or agreements as if this authority had not expired.

This authority is in addition to any authority previously conferred on the directors under s551 Companies Act 2006.

Special resolution

2.	THAT, subject to the passing of Resolution 1, the Directors are empowered pursuant to s571(1) Companies Act 2006 to allot equity securities (as defined in s560 Companies Act 2006) for cash pursuant to the authority conferred on them by Resolution 1 as if s561(1) Companies Act 2006 did not apply to that allotment. This power:

a.	shall be limited to the allotment of equity securities up to a maximum aggregate nominal value of £3,417,723.91 pursuant to the conversion of the Loan and the Subordinated Loan and the allotment of Ordinary Shares, Pre-Payment Warrants and Ordinary Warrants pursuant to the Subscription Agreement, the Pre-Payment Warrant Instrument and the Ordinary Warrant Instrument (as such terms are defined in the circular to shareholders dated 30 December 2022; and

b.	expires (unless previously renewed, varied or revoked) on the fifth anniversary of the passing of this resolution but so that the Company may make offers and enter into agreements before that expiry which would, or might, require equity securities to be allotted after that expiry and the Directors may allot equity securities pursuant to any of those offers or agreements as if this power had not expired.

For the purposes of this resolution, references to the allotment of equity securities shall be interpreted in accordance with s560 of the Companies Act 2006.

James Richard Clark

Joint Administrator of 4d pharma plc (in administration)

for and on behalf of James Richard Clark and David John Pike in their capacity as joint administrators of 4d pharma plc (in administration) (the “Joint Administrators”), acting without personal liability

Registered office: c/o Interpath Advisory, 4th Floor Tailors Corner, Thirsk Row, Leeds LS1 4DP 30

December 2022

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Notes to the Notice of General Meeting

1.	We encourage shareholders to participate in the General Meeting in person if they want to attend. Nonetheless, shareholders are entitled and encouraged to appoint a proxy to exercise all or any of their rights to vote on their behalf at the General Meeting. A shareholder can appoint the Chairman of the General Meeting or anyone else to be their proxy at the Meeting. A proxy need not be a shareholder. More than one proxy can be appointed in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to different ordinary shares held by that shareholder.

2.	If you return more than one proxy appointment, either by paper or electronic communication, the appointment received last by the registrar, Link Group, before the latest time for receipt of proxies will take precedence. Electronic communication facilities are open to all shareholders.

3.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s Register of Members in respect of the joint holding (the first named being the most senior).

4.	Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that no more than one corporate representative exercises powers in relation to the same shares.

6.	You may register your vote online by visiting the website of the Company’s registrar, Link Group, at www.signalshares.com. In order to register your vote online, you will need to enter your Investor Code which can be located on your share certificate. Alternatively, shareholders who have already registered with the registrar’s online portfolio service can appoint their proxy electronically by logging on to their portfolio at www.signalshares.com and clicking on the link to vote. The on-screen instructions give details on how to complete the appointment process. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 9.00 a.m. on 14 January 2023.

7.	A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the Meeting.

8.	To be entitled to vote at the General Meeting (and for the purpose of the determination by the Company of the number of votes they may cast), Shareholders must be registered in the Register of Members of the Company at the close of trading on 12 January 2023 (or, in the event of any adjournment, at the close of business (excluding non-working days) two days prior to the adjourned Meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to vote at the Meeting.

9.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual (available from www.euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10.	In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID: RA10) by 9.00 a.m. on 14 January 2023. For this purpose, the time of receipt will be taken to mean the time (as determined by the timestamp applied to the message by the CREST application host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.	In the event that there is disruption to the postal service in the United Kingdom throughout January 2023, we would strongly suggest that any proxy appointments are made electronically.

12.	CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

13.	Unless otherwise indicated on the Form of Proxy, CREST voting or any other electronic voting channel instruction, the proxy will vote as they think fit or, at their discretion, withhold from voting.

14.	In order to terminate the authority of a proxy, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke such appointment to the Company’s registrar, Link Group, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL. To be effective, the notice of termination must be received by the Company’s registrar by the method outlined above no later than 9.00 a.m. on 14 January 2023.

15.	Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the Shareholder by whom he was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. We would encourage all such Nominated Persons to appoint the Chairman of the Meeting as their proxy.

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16.	As at 29 December 2022 (being the latest practicable business day prior to the publication of this Notice of General Meeting), the Company’s ordinary issued share capital consists of 180,300,967 ordinary shares of 0.25 pence each, carrying one vote each. Therefore, the total voting rights in the Company as at 29 December 2022 are 180,300,967.

17.	Any Shareholder has the right to ask questions. There will be opportunities to raise any questions in person at the General Meeting in person. If any Shareholder has a question they would like to pose to the Board in advance of the General Meeting, this should be submitted by email to the Company at ir@4dpharmaplc.com by no later than close of business on 12 January 2023. All emails submitted to the Company should contain in the subject line ‘General Meeting Question’ and your Investor Code which can be located on your share certificate. The Company will use its reasonable endeavours to respond to emails received, save that the Company shall not be required to respond to any questions where (i) to do so would involve the disclosure of confidential information or inside information, (ii) the answer has already been given on the website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company to answer the question.

18.	You should not use any electronic address (within the meaning of section 333(4) of the Companies Act 2006) provided in either this Notice of General Meeting or any related documents (including the proxy form) to communicate with the Company for any purposes other than those expressly stated.

19.	If you hold American Depositary Shares (ADSs) representing ordinary shares, you may instruct JPMorgan Chase Bank N.A. as the depositary (the “Depositary”), either directly or through your broker, bank or other nominee, how to vote the Ordinary Shares underlying your ADSs. Please note that only holders of Ordinary Shares, and not ADS holders, are entitled to vote directly at the Meeting. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the ADS Record Date for the Meeting as 9 December 2022 (the “ADS Record Date”). If you wish to have your votes cast at the General Meeting, you must obtain, complete and timely return a voting instruction form from the Depositary if you are a registered holder of ADSs, or from your broker, bank or other nominee in accordance with any instructions provided from them.

20.	The Joint Administrators have signed this notice in their capacity as joint administrators of 4D pharma plc (in administration) and neither they nor their firm, partners or employees shall incur any personal liability whatsoever in respect of any of the contents or representations set out in this notice or any of its enclosures; or in respect of any failure on the part of the Company to observe, perform or comply with any obligations pursuant to this notice or any of its enclosures or the outcomes of the General Meeting as set forth below; or under or in relation to any associated arrangements or negotiations; or under any document or assurance made pursuant to or in connection with this notice or any of its enclosures.

21.	A copy of this Notice can be found on the Company’s website at www.4dpharmaplc.com.

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Frequently Asked Questions and Answers for Holders of American Depositary Shares

The information provided in the ‘question and answer’ format below is for your convenience only and you should read this entire Notice of General Meeting carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this Notice of General Meeting.

What does a 4D pharma ADS represent?

Each ADS represents eight Ordinary Shares of the Company. Each Ordinary Share is entitled to one vote.

If I hold ADSs, how do my rights differ from those who hold Ordinary Shares?

ADS holders do not have the same rights as holders of our Ordinary Shares. English law governs the rights of holders of our Ordinary Shares. The deposit agreement among the Company, the Depositary and holders of ADSs, and all other persons directly and indirectly holding ADSs, sets out the rights of ADS holders as well as the rights and obligations of the Depositary. Each ADS represents eight Ordinary Shares (or a right to receive eight Ordinary Shares) deposited with the custodian for the Depositary under the deposit agreement or any successor custodian. Each ADS also represents any other securities, cash or other property which may be held by the Depositary in respect of the depositary facility. The Depositary is the holder of the ordinary shares underlying the ADSs. The Depositary’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, New York 10179.

Ordinary Shares underlying ADSs will not be voted on any matter not disclosed in this Notice of General Meeting.

Who is entitled to vote at the General Meeting?

If you are a registered holder of the ADSs on the books of JPMorgan Chase Bank N.A. on 9 December 2022 (the “ADS Record Date”), then at or prior to 12:00 p.m. (New York Time) on 11 January 2023 you may provide instructions to the Depositary as to how to vote the Ordinary Shares underlying your ADSs on the issues set forth in this Notice of General Meeting. The Depositary will mail you a voting instruction card if you hold ADSs in your own name on the Depositary’s share register (“Registered Holders”). If, however, on the ADS Record Date you held your ADSs through a bank, broker, custodian or other nominee/agent (“Beneficial Holders”), it is anticipated that such bank, broker, custodian or nominee/agent will forward voting instruction forms to you.

1	Registered Holders: Registered Holders of ADSs must complete, sign and return a Voting Instruction Form to be actually received by the Depositary on or prior to 12:00 p.m. (New York Time) on 11 January 2023.

1	Street Name Holders: If your ADSs are held on your behalf in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those ADSs held in ‘street name’, and this Notice of General Meeting was forwarded to you by your broker or nominee. A holder of ADSs held through a broker, bank or other nominee (a Beneficial Holder of ADSs) should follow the instructions that its broker, bank or other nominee provides to vote the Ordinary Shares underlying its ADSs. The Depositary has fixed a record date for the determination of holders of ADSs who shall be entitled to give such voting instructions. We have been informed by the Depositary that it has set the ADS Record Date for the General Meeting as 9 December 2022.

How will the Ordinary Shares underlying my ADSs be voted if I do not provide voting instructions to the Depositary or my broker, bank or other nominee?

With respect to Ordinary Shares represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall not vote such Ordinary Shares. The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares.

If you own ADSs in ‘street name’ through a broker, bank or other nominee and you do not direct your broker how to instruct the Depositary how to vote the Ordinary Shares represented by your ADSs on the proposals, your shares will not be voted on any proposal on which the broker does not have discretionary authority to provide voting instructions to the Depositary. This is referred to as a broker non-vote. Broker non-votes on a particular proposal will not be counted as votes cast and will have no effect on the outcome of the vote with respect to such matter.

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What is an ‘abstention’ and how would it affect the vote?

With respect to ADSs, an abstention occurs when a holder of ADSs sends proxy instructions to the Depositary to abstain from voting regarding a particular matter or without making a selection with respect to a particular matter. Abstentions by holders of ADSs will not be counted as votes cast and will have no effect on the outcome of the vote on matters on which a holder has abstained.

How can I vote my ADSs?

You may give voting instructions to the Depositary or your broker, bank or other nominee, as applicable, with respect to the Ordinary Shares underlying your ADSs. If you held ADSs as of the ADS Record Date, you have the right to instruct the Depositary –if you hold your ADSs directly – or the right to instruct your broker, bank or other nominee – if you hold your ADSs through such intermediary – how to vote. So long as the Depositary receives your voting instructions on or prior to 12:00 p.m. (New York Time) on 11 January 2023, it will, to the extent practicable and subject to English law and the terms of the deposit agreement, vote the underlying Ordinary Shares as you instruct. If your ADSs are held through a broker, bank or other nominee, such intermediary will provide you with instructions on how you may give voting instructions with respect to the Ordinary Shares underlying your ADSs. Please check with your broker, bank or other nominee, as applicable, and carefully follow the voting procedures provided to you.

As an ADS holder, you will not be entitled to vote in person at the General Meeting. To the extent you provide the Depositary or your broker, bank or other nominee, as applicable, with voting instructions, the Depositary will vote the Ordinary Shares underlying your ADSs in accordance with your instructions.

You also may exercise the right to vote the Ordinary Shares underlying your ADSs by surrendering your ADSs and withdrawing the Ordinary Shares represented by your ADSs pursuant to the terms described in the deposit agreement. However, it is possible that you may not have sufficient time to withdraw your Ordinary Shares and vote them at the upcoming General Meeting as a holder of record of Ordinary Shares. Holders of ADSs may incur additional costs associated with the surrender and withdrawal process.

Can I revoke my proxy and change my vote?

If you hold ADSs, directly or through a broker, bank or other nominee, you must follow the instructions provided by the Depositary or such broker, bank or other nominee if you wish to revoke your proxy and change your vote. The last instructions you submit prior to the deadline indicated by the Depositary or the broker, bank or other nominee, as applicable, will be used to instruct the Depositary how to vote the Ordinary Shares underlying your ADSs.

May I attend the General Meeting?

Only holders of Ordinary Shares are entitled to attend the General Meeting.

From whom will I receive proxy materials for the General Meeting?

If you hold ADSs in your own name registered on the books of the Depositary, you are considered the Registered Holder of the ADSs and will receive these proxy materials from the Depositary. If you hold ADSs through a broker, bank or other nominee, you are considered the Beneficial Owner of the ADSs and you will receive the proxy materials from your broker, bank or other nominee.

How are proxies solicited for the General Meeting?

We will make arrangements with the Depositary, brokers, banks and other nominees for the forwarding of solicitation material to the direct and indirect holders of ADSs, and we will reimburse the Depositary and such intermediaries for their related expenses.

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